UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 22)*

Cantel Medical Corp.

(Name of Issuer)

Common Stock $.10 par value per share

(Title of Class of Securities)

138098108

(CUSIP Number)

Mr. Charles M. Diker

730 Fifth Avenue, 15th Floor

New York, NY 10019

(212) 904-0321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Mr. Eric W. Nodiff

Cantel Medical Corp.

150 Clove Road

Little Falls, NJ 07424

(973) 890-7220

December 1, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Charles M. Diker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,346,166

	8.	Shared Voting Power 584,316

	9.	Sole Dispositive Power 3,346,166

	10.	Shared Dispositive Power 1,764,316

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,110,482

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 22 (“Amendment No. 22”), which amends the Schedule 13D filed with the Securities and Exchange Commission (as amended, the “Schedule 13D”) by Charles M. Diker relates to the beneficial ownership of securities of Cantel Medical Corp. owned by Mr. Diker and certain affiliated parties over which Mr. Diker may be deemed to have beneficial ownership by virtue of the authority granted to him to vote and/or dispose of shares held by such persons or based on his relationship to such persons, as applicable. This Amendment No. 22 updates the beneficial ownership of Mr. Diker through a current date, January 7, 2015.

Item 5.  Interest in Securities of the Issuer

Item 5 is amended and supplemented as follows:

(a)-(b) Items 7-11 and 13 of the cover page of this Schedule 13D which relate to beneficial ownership of Cantel’s securities by Mr. Diker are hereby incorporated by reference in response to this item. As of January 7, 2015, Mr. Diker may be deemed to have beneficially owned, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, 5,110,482 shares of Cantel Common Stock (including share equivalents), constituting approximately 12.3% of Cantel’s common stock giving effect to the exercise in full of all the Options referred to below. The percentage is based upon 41,525,928 shares of Cantel Common Stock outstanding on November 28, 2014 and giving effect to the exercise in full of all the Options.

The 3,346,166 shares beneficially owned by Mr. Diker as to which he has sole voting power and sole disposition power include:

(i)                                      3,301,166 shares of Common Stock of the Corporation; and

(ii)                                   Currently exercisable options to purchase 45,000 shares of Cantel Common Stock (the “Options”).

Should Mr. Diker exercise the Options in full, he would then have the sole power to vote and the sole power to dispose of 3,346,166 shares of Common Stock.

Mr. Diker may be deemed to have shared power to vote (or to direct the vote of) an aggregate of 584,316 shares of Cantel Common Stock, comprised of (i) 29,430 shares of Cantel Common Stock owned by the DicoGroup, Inc. (the “DicoGroup Shares”), (ii) 234,271 shares of Cantel Common Stock owned by certain trusts established for the benefit of Mr. Diker’s children (the “Children Trust Shares”), (iii) 82,294 shares of Cantel Common Stock owned by certain trusts established for the benefit of Mr. Diker’s grandchildren (the “Grandchildren Trust Shares”) and (iv) 238,321 shares of Cantel Common Stock owned by a non-profit corporation (the “Foundation”) of which Mr. Diker and his wife are the principal officers and directors (the “Not For Profit Shares”). Mr. Diker may be deemed to be the beneficial owner, under Rule 13d-3, of the DicoGroup Shares, the Children Trust Shares, the Grandchildren Trust Shares and the Not For Profit Shares.

Mr. Diker may be deemed to have shared power to dispose of (or direct the disposition of) an aggregate of 1,764,316 shares of Cantel Common Stock, comprised of (i) the 29,430 DicoGroup Shares referred to above, (ii) the 234,271 Children Trust Shares referred to above, (iii) the 82,294 Grandchildren Trust Shares referred to above, (iv) the 238,321 Not For Profit Shares referred to above, (v) 477,488 shares of Cantel Common Stock owned by Mr. Diker’s wife, and (vi) 702,512 shares of Cantel Common Stock held in certain discretionary accounts with Diker Management LLC (the “Management Account Shares”). Mr. Diker’s wife has sole power to vote (or to direct the vote of) her shares. However, Mr. Diker may be deemed to be the beneficial owner under Rule 13d-3 of the 477,488 shares of Cantel Common Stock owned by Mrs. Diker. Mr. Diker may be deemed to have investment discretion with respect to the Management Account Shares. Mr. Diker manages the accounts associated with the Management Account Shares, but he has no beneficial ownership with respect to the discretionary accounts and he does not have the power to vote (or to direct the vote of) the Management

Account Shares. However, by reason of his investment power and relationship with Diker Management LLC, Mr. Diker may be deemed to be the beneficial owner of the 702,512 Management Account Shares. Pursuant to Rule 13d-4, Mr. Diker expressly disclaims that he is the beneficial owner of (i) the shares owned by Mrs. Diker and (ii) the Management Account Shares.

(c) There have been no transactions in Cantel Common Stock by Mr. Diker (either directly or indirectly through individuals, corporations and other entities through which Mr. Diker may possess the power to vote or dispose of shares of Cantel Common Stock) during the past 60 days (or the 60 days prior to the due date of this statement) except for the following:

Name of Person Effecting Transaction	Date of Transaction	No. of Shares Acquired/(Disposed)	Price per Share(1)	How Transaction Was Effected
Charles M. Diker	10/10/14	10,000	NA	Option Vesting
Charles M. Diker	10/13/14	(23,000)	$38.2814	Sale
Charles M. Diker	10/14/14	(7,000)	$38.7459	Sale
Charles M. Diker	10/15/14	17,500	NA	Option Vesting
Charles M. Diker	10/27/14	13,050	$7.60	Option Exercise
Charles M. Diker	10/27/14	(4,278)	$38.79	Shares Withheld(2)
Charles M. Diker	10/30/14	(10,000)	0	Gift
Charitable Foundation	10/30/14	10,000	0	Gift
Charitable Foundation	11/3/14	(20,000)	0	Gift
Discretionary Accounts	12/1/14	(30,000)	0	Gift
Charitable Foundation	12/5/14	(2,000)	0	Gift
Charitable Foundation	12/12/14	(3,000)	0	Gift
Charles M. Diker	12/15/14	(15,000)	0	Gift
Wife	12/15/14	(3,000)	0	Gift
Charitable Foundation	12/15/14	18,000	0	Gift
Charles M. Diker	12/19/14	(17,480)	0	Gift
Wife	12/19/14	(3,300)	0	Gift
Grandchildren Trusts	12/19/14	2,640	0	Gift
Charles M. Diker	1/5/15	(14,163)	42.5876	Sale
Charles M. Diker	1/6/15	(11,400)	42.1453	Sale
Charles M. Diker	1/7/15	(4,437)	42.5928	Sale

(1)  Average sale price where multiple transactions occurred on a specific date

(2)  Shares withheld for taxes and/or exercise price of options

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated:	January 7, 2015

By:	/s/ Charles M. Diker
Name:	Charles M. Diker